UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:	333-192243 333-192243-06 333-192243-07 333-192243-05 333-192243-01 333-192243-04 333-192243-03 333-192243-02

AFFINIA GROUP, INC.

AFFINIA GROUP INTERMEDIATE HOLDINGS INC.

AFFINIA CANADA GP CORP.

AFFINIA INTERNATIONAL HOLDINGS CORP.

AFFINIA INTERNATIONAL INC.

AFFINIA PRODUCTS CORP LLC

AUTOMOTIVE BRAKE COMPANY INC.

WIX FILTRATION CORP LLC

(Exact name of registrant as specified in its charter)

1 Wix Way Gastonia, North Carolina 28054 (704) 869-3300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.750% Senior Notes due 2021

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:     24

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants set forth above has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	May 4, 2016

AFFINIA GROUP, INC.

AFFINIA GROUP INTERMEDIATE HOLDINGS INC.

AFFINIA CANADA GP CORP.

AFFINIA INTERNATIONAL HOLDINGS CORP.

AFFINIA INTERNATIONAL INC.

AFFINIA PRODUCTS CORP LLC

AUTOMOTIVE BRAKE COMPANY INC.

WIX FILTRATION CORP LLC

		By:	/s/ Steven P. Klueg
Steven P. Klueg
Senior Vice President